Management’s Discussion and Analysis

In respect to the period ended June 30, 2008

Dated: August 12, 2008

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the period ended June 30, 2008

Introduction

This Management’s Discussion and Analysis (“MD&A”) focuses upon the activities, results of operations, and liquidity, financial condition and capital resources of Quaterra Resources Inc. (the “Company” or “Quaterra”) for the period January 1, 2008 to June 30, 2008. In order to better understand the MD&A, it should be read in conjunction with the unaudited financial statements and notes thereto for the six months ended June 30, 2008, as well as the audited financial statements and notes thereto and the MD&A for the year ended December 31, 2007.

The financial statements were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The significant accounting policies are outlined in Note 2 to the Company’s financial statements for the year ended December 31, 2007 and period ended June 30, 2008. These principles confirm in all material respects with generally accepted accounting principles in the United States, except as disclosed in Note 12 to the financial statements.

Certain forward-looking statements are discussed in the MD&A with respect to the Company’s activities and future financial results. These are subject to significant risks and uncertainties that may cause projected results or events to differ materially from actual results or events.

Additional information

Additional information about the Company is available under the Company’s profile on SEDAR at www.sedar.com. Information is also available through the EDGAR system accessible through the United States Securities and Exchange Commission’s website www.sec.gov . Readers should be aware that historical results are not necessarily indicative of future performance; actual results will vary from estimates and variances may be significant.

The Company reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless specifically stated otherwise.

Dr. Thomas C. Patton, P. Geo., the President and Chief Executive Officer, and Mr. Eugene Spiering, Vice President Exploration of the Company are the qualified persons responsible for the preparation of the technical information included in this MD&A.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the period ended June 30, 2008

Overview

Quaterra Resources Inc. is a junior exploration company focused on making significant mineral discoveries in North America. It is currently exploring for copper, uranium and precious metals in the United States and Mexico. The Company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial evaluation.

Overall Performance

Corporate

On February 2, 2008, Tracy Stevenson was appointed Chairman of the Company’s Board of Directors, adding additional depth at the executive level.

On February 29, 2008, the Company announced its common shares had been approved for listing on the American Stock Exchange (AMEX) and its common shares began to trade on Monday March 3, 2008 under the symbol QMM.

On April 16, 2008, the Company closed a non-brokered private placement with issuance of 3,482,500 units for gross proceeds of US$11,144,000. Each unit includes one common share and one half share purchase warrant, with one full warrant exercisable to purchase one additional common share at US$4.20 per share expiring on October 17, 2009. Proceeds of the private placement have been used primarily to fund exploration and drilling programs at the MacArthur copper project in Nevada, uranium pipe targets on the Arizona Strip, and general corporate purposes.

Exploration

On January 31, 2008, the Company announced drilling at its 100%-owned MacArthur project near Yerington, Nevada, had expanded and partially delineated a broad zone of acid-soluble copper mineralization beneath, south and to the north and northwest of the historic MacArthur copper oxide deposit.

On March 11, 2008, drill results from the Company’s Nieves property in Zacatecas, Mexico were announced. The program was successful in extending the Concordia high grade silver vein mineralization and intersected significant new mineralization in the adjacent Arroyo fault, which may be a new mineralized structure or may host the faulted extension of the Concordia vein.

On April 8, 2008, the Company announced the discovery of a blind uranium pipe, the first new discovery on the Arizona Strip in 18 years.

On May 12, 2008, the Company announced that drilling at Crestones and Mirasol in Durango had not intersected significant mineralization but that mapping has identified a prospective epithermal gold-silver target at Americas, also in Durango.

On June 24, 2008 the Company announced the discovery of a new breccia pipe with high-grade uranium mineralization on the second VTEM geophysical anomaly tested by drilling on the Company’s Arizona Strip Project.

On July 22, 2008, the Company acquired Cave Peak molybdenum prospect covering three breccia pipes, one of which contains significant molybdenum mineralization.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the period ended June 30, 2008

On August 6, 2008 the Company announced that it had extended the zone of primary copper mineralization in the Gallagher area west of the MacArthur pit with drill results for two core holes and 15 reverse circulation holes at its 100%-owned MacArthur project near Yerington, Nevada. A further two RC holes located 1,500 feet north of the MacArthur pit intersected strong secondary copper mineralization adding further definition to a northern east-west section.

During the six months ended June 30, 2008, the Company spent $6,568,317 on mineral property expenditures, which details can be found in Note 5 of the consolidated financial statements dated June 30, 2008.

The total mineral properties expenditure of $6,568,317 was allocated as follows; 47% on MacArthur, 23.5% on Uranium properties, 7.5% on Yerington, 6.8% on Mirasol, 6.5% on other properties, 4.2% on the Alaskan properties (Duke Island), 4.1% on Nieves, and 0.4% on Los Crestones.

Update on Mineral Properties

i) Nieves Property – Mexico

2008 exploration plan: A 7,500 meter core drilling program began on May 24. Through June 30, nine holes totaling 1,990 meters had been completed with assays pending. Drilling is being concentrated in the Concordia-Arroyo-San Gregorioarea to follow up on encouraging results from the 2007 drill program.

As at June 30, 2008, the Company had incurred $1,355,028 for acquisition costs and $3,222,980 ($1,318,430 net of recovery) for exploration expenditures giving a total of $4,578,008 in gross costs on the Nieves property, or $2,673,458 net of the recovery of $1,904,550 (US $1.5 million) from Blackberry. Acquisition costs incurred to June 30, 2007 were $1,258,901 and exploration expenditures were $2,578,362 for a total of $3,837,263, or $1,932,713 net of recovery of $1,904,550 from Blackberry.

ii) Los Crestones Project – Mexico

Exploration at Crestones is complicated by the fact that a series of listric faults have offset the entire hydrothermal system to the northeast for an undetermined distance. Possible additional exploration is dependent on receiving title to two adjacent claims at Inde. When this happens, the area will be mapped. If the mapping yields encouraging result, an IP survey may be carried out in the alluvium filled valley between Crestones and Inde to look for the downward continuation of Crestones mineral system.

Acquisition costs incurred to June 30, 2008 were $81,162 and exploration expenditures were $1,391,285 for a total of $1,472,447. Acquisition costs incurred to June 30, 2007 were $76,673 and exploration expenditures were $934,770 for a total of $1,011,443.

iii) Alaskan Properties

Duke Island – Alaska

The interpretation and modeling of the airborne time domain EM survey flown by Fugro Airborne Surveys Inc. to identify new drilling targets on the Duke Island project was completed during the second quarter. The 20 square mile airborne survey identified a strong conductive anomaly with a “wine glass” shaped profile adjoining the Marquis, Far North and Zone A targets. The anomaly is approximately 4,000 feet wide by 5,000 feet long with an

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the period ended June 30, 2008

additional 2,000 foot extension along the southern edge. The profile axis is oriented northwest-southeast with Zone A located at a position near the “wine glass” base and the Marquis and Zone A targets forming the edges of the “wine glass”.

The southwestern margin of the Duke Island airborne TEM anomaly corresponds to a thick section of massive to semi-massive sulfides encountered by Quaterra’s past drill holes exploring the Marquis target. Because of the large size of the “wine glass” anomaly, the Company has initiated a surface gravity and natural source audio-magneto telluric (NSAMT) survey for better definition of specific drill targets. The survey will also cover other EM anomalies including the Monte, Lookout, Far Northeast and Northeast to identify areas of more massive and possibly higher grade sulfide mineralization.

Acquisition costs incurred to June 30, 2008 were $129,570 and exploration expenditures were $1,998,366 for a total of $2,127,936. Acquisition costs incurred to June 30, 2007 were $112,285 and exploration expenditures were $1,637,541 for a total of $1,749,826.

Seward Peninsula – Big Bar, VMS Project – Alaska

The Company has conducted maintenance work only on its Big Bar project during the period.

Acquisition costs incurred to June 30, 2008 were $21,632 and exploration expenditures were $728,140 for a total of $749,772. Acquisition costs incurred to June 30, 2007 were $18,461 and exploration expenditures were $717,083 for a total of $735,544.

iv) Uranium Project – Arizona, Utah and Wyoming

Quaterra drilled approximately 8,500 feet in 7 holes on the Arizona Strip Project during the fist quarter 2008. The program discovered a new breccia pipe with high-grade uranium mineralization on the second VTEM geophysical anomaly tested by drilling on the Company’s Arizona Strip Project. Discovery Hole A-20-01, the first hole to test the A-20 anomaly, intercepted a thickness of 34.5 feet averaging 0.37% U3O8 at a depth of 1,442 feet, including a high-grade zone of 6.5 feet averaging 0.63% U3O8 at a depth of 1,443 feet. The hole also intercepted a deeper zone of 13.0 feet averaging 0.46% at a depth of 1,567 feet that includes a higher grade interval of 10.0 feet averaging 0.58% U3O8.

The relative size of the A-20 pipe can not yet be determined, but may be comparable to the larger breccia pipes in the district. Only two holes have been completed in the structure and both have penetrated pipe breccia. Hole A-20-03, drilled as a 10 foot offset to abandoned hole A-20-2, intercepted 11.0 feet averaging 0.21% U3O8 at a depth of 1,548.5 feet. The intercept is at a location approximately 70 feet south of the mineralization in hole A-20-01. Both holes drift to the northeast suggesting that the structure may yet continue for a significant distance to the southwest.

The A-20 target is the second of more than 200 moderate- to high-priority VTEM geophysical anomalies defined on Quaterra’s 85 square mile property. Unlike the A-1 structure, A-20 is not a blind pipe. The pipe throat reaches the surface, yet because of its subtle expression the structure remained undetected until identified by Quaterra’s VTEM survey. Additional drilling at A-20 will be deferred until later this year.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the period ended June 30, 2008

The Company has accelerated drilling on the Arizona Strip project. A second rig has been mobilized to explore two additional VTEM anomalies near the A-20 discovery. The Company plans to test several airborne geophysical anomalies in the search for breccia pipe uranium deposits throughout 2008.

Acquisition costs incurred to June 30, 2008 were $3,005,697 and exploration expenditures were $5,016,397 for a total of $8,022,094. Acquisition costs incurred to June 30, 2007 were $1,832,004 and exploration expenditures were $2,701,256 for a total of $4,533,260.

v) MacArthur Property – Nevada

Approximately 19,700 feet of drilling has been completed in 19 reverse circulation holes and five deep core holes on the Company’s MacArthur copper project during the second quarter 2008. The program has extended the zone of primary copper mineralization in the Gallagher area west of the MacArthur pit and added definition to a large zone of acid-soluble copper oxide and chalcocite 1500 feet north of the pit.

Mineralization in the Gallagher area has now been defined by 12 holes. The drilling program encountered shallow copper oxide and chalcocite mineralization overlying a zone of primary copper sulfide mineralization, with chalcopyrite occurring both as veins and disseminations. Mineralization extends discontinuously over a zone approximately 500 feet wide, 2,500 feet long and 650 feet deep. Hole QM-44 penetrated oxide mineralization from the surface to 60 feet averaging 0.22% copper. Below that level several intervals of porphyry-style sulfide mineralization occur, including one intercept of 45 feet assaying 0.88% copper at 155 feet and 40 feet of 0.44% copper at 280 feet. The westernmost drill-hole (hole QM-46) intersected 76 feet of 0.74% copper beginning at 1,279 feet (vertical depth of approximately 800 feet).

Two deep core holes QM-26 and QM-36 drilled 1,800 and 700 feet (respectively) north of the pit encountered minor intervals of primary sulfide below a zone of copper oxide mineralization. Further drilling to explore for a deep porphyry system will await completion of detailed mapping and compilation surface induced polarization (IP) geophysical data.

The MacArthur drilling program has also added to the definition of a northern east-west section located 1,500 feet north of the pit. Chalcocite mineralization in vertical hole QMC-02 was extended by angle holes drilled to the east and west from the same collar location. Hole QM 34, drilled at an angle of 45 degrees to the east, intercepted 210 feet of chalcocite mineralization averaging 0.51 % copper at a depth of 240 feet. Hole QM-33, oriented west at a 45 degree angle, intercepted 24 feet averaging 0.20 % copper at a depth of 130 feet and a lower zone of 240 feet assaying 0.33% copper at a down-hole depth of 175 feet. The intercepts form part of a continuous zone of acid-soluble copper mineralization present over an east-west strike distance of 4,000 feet. Drilling is now in progress on the section 500 feet further to the north where the mineralization remains open for extension.

Quaterra plans to carry out detailed geologic mapping, IP interpretation and additional drilling to define the zone of shallow acid-soluble copper and search for deep porphyry copper mineralization. The drill data will be used to complete a NI43-101-compliant resource estimate late this year.

Acquisition costs incurred to June 30, 2008 were $766,079 and exploration expenditures were $5,257,670 for a total of $6,023,749. Acquisition costs incurred to June 30, 2007 were $424,565 and exploration expenditures were $652,150 for a total of $1,076,715. A payment of $350,000 for the purchase of the PIT claims will be deducted from the final payment due to North Exploration LLC for the McArthur properties.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the period ended June 30, 2008

vi) Yerington – Nevada

On May 1, 2007, Quaterra received the approval of the appropriate U.S. court to the acquisition by a subsidiary of Quaterra of all Arimetco assets in the Yerington Mining District. Assuming successful completion of due diligence, the Company plans to explore the property as part of its ongoing exploration drilling program at MacArthur.

The Company’s review of the Arimetco assets in the Yerington Mining District has progressed slowly but steadily. The Chambers Group Inc. and Golder Associates Inc. completed a Phase I Environmental Site Assessment Report (ESA) in April 2008 as part of the Company’s due diligence. The purpose of this Phase I ESA is to identify conditions indicative of releases or threatened releases of hazardous substances so that the Company may establish liability protection as a bona fide prospective purchase. This report is essential to obtain requested environmental clearances for past mining-related activities.

The original 180-day review period which began on July 13, 2007 was extended for an additional 120 day period to May 8, 2008 and now has been extended until October 17, 2008.

vii) Mirasol

Acquisition costs incurred to June 30, 2008 were $196,967 and exploration expenditures were $786,816 for a total of $983,783. Acquisition costs incurred to June 30, 2007 were $183,108 and exploration expenditures were $104,597 for a total of $287,705.

viii) Other properties

Wassuk Project, Nevada

Work on the Wassuk Project during the quarter was limited to reconnaissance mapping and limited sampling. The Company plans to conduct additional mapping prior to an initial phase of drilling tentatively scheduled for the last quarter of 2008.

Other properties of the Company include various properties in the USA, and Mexico. See Note 5 in the consolidated financial statements dated June 30, 2008.

Review of Financial Results

This review of the results of operations should be read in conjunction with the unaudited financial statements of the Company for the six months ended June 30, 2008 and other public disclosure documents of the Company.

For the six months ended June 30, 2008, the Company had a net loss of $4,134,463 compared to a net loss of $1,765,160 for the period ended June 30, 2007. The increased loss in the 2008 period was mainly attributable to stock-based compensation expense of $2,122,613 for 2,390,000 options granted compared to 100,000 options granted for the same period last year.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the period ended June 30, 2008

Exploration Costs

The exploration costs represent expenditures to undertake and support exploration activities on the Company’s properties. The Company incurred $187,835 in exploration in 2008 compared to $130,042 in 2007.

General Administrative Expenses

General administrative expenses were $1,848,261 (excluding stock based compensation and amortization), an increase of $856,773, compared to $991,488 in 2007. The higher costs resulted from the increased support required for advancing MacArthur and Uranium mineral properties including the retention of additional personnel, the rising regulatory costs associated with increased regulatory requirements in Canada and the United States, and general and administration expenditures to support the Company’s expanded operations. The increased costs are outline as follows:

i)

Administration and office general expenses: increased by $204,777 from $156,822 in 2007 to $361,599 in 2008. This is due to increased activities and personnel, higher consumption of office supplies and increased activity in respect to the day to day running of the Company.

ii)	Consulting fess: increased by $217,988 from $172,320 in 2007 to $390,308 in 2008. This increase is due to
	a.	payments of consultants for exploration purposes.
	b.	the contracting of consultants in respect to compliance with the Sarbanes-Oxley Act (“SOX”) of the United States, with which the Company must be compliant commencing in fiscal 2009.
	c.	the engagement of a financial consulting firm to provide general corporate financial and advisory services.
	d.	increased charges by related party for corporate secretarial services, and
	e.	increased activity in respect to the day to day running of the Company.
iii)

Professional fees and regulatory fees: increased by $301,770 from $220,804 in 2007 to $522,574 in 2008. This is due to increased accounting & auditing fees, and increased legal & filing fees to support US regulatory filings.

iv)

Salaries and benefits: increased by $103,655 from $115,909 in 2007 to $219,564 in 2008. This increase is due to the added personnel in the US subsidiary and increased benefit coverage for US employees.

v)	The increases were partially offset by reduced transfer agent fees and travel expenses.

Other and Non-Cash Items

i.

Foreign exchange: the Company reported a net foreign exchange gain of $319 in 2008 compared to a foreign exchange loss of $490,858 in 2007. The increase is mainly due to the restatement of the US dollar balances which were converted to Canadian dollars at a higher exchange rate of 1.0197 on June 30, 2008 compare to 0.982 on December 31, 2007.

ii.	Interest income: reduced by $117,527 from $153,124 in 2007 to $35,597 in 2008. This is due to considerably larger cash amounts being held in fixed term deposits in 2007.
iii.	The Company charges 10% administration fee on its Nieves Joint Venture partner’s shared exploration costs. $25,401 joint venture administration fee was billed for 2008.
iv.	Stock based compensation: increased by $1,833,903 from $288,710 in 2007 to $2,122,613 in 2008. This is due to 2,390,000 options granted in 2008 compared to 100,000 options granted in 2007.
v.	Amortization: increased by $19,885 from $17,186 for 2007 to $37,071 for 2008. This is due to the purchase of computers and office furniture in the Company’s subsidiary.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the period ended June 30, 2008

Quarterly Results

The following financial data was derived from the Company’s consolidated financial statements for the current and eight previous quarters:

	Jun 30,	Mar 31	Dec 31	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,
	2008	2008	2007	2007	2007	2007	2006	2006	2006
Operating expenses	$1,063,668	$1,231,182	$676,059	$405,391	$549,223	$459,451	$211,786	$202,843	$209,825
Interest earned	(24,949)	(10,648)	(41,355)	(54,205)	(62,770)	(90,354)	(30,060)	(26,277)	(19,267)
Other income	(22,245)	(3,156)	(47,859)	-	-	-	-	-	-
Foreign exchange	164,454	(164,773)	44,294	242,974	413,887	76,971	(115,647)	29,136	4,450
General exploration	119,846	67,989	31,449	67,843	57,241	72,801	78,640	53,067	85,237
Loss	1,300,774	711,076	662,588	662,003	957,581	518,869	144,719	258,769	280,245
Stock-based compensation	1,713,095	409,518	(1,620,850)	5,834,303	15,555	273,155	880,374	1,982,373	114,500
Write off	-	-	-	-	-	-	6,063	(6,761)	(23,831)
Net Loss	(3,013,869)	(1,120,594)	958,262	(6,496,306)	(973,136)	(792,024)	(1,031,156)	(2,234,381)	(370,914)
Basic loss per share	$(0.03)	$(0.01)	$0.01	$(0.08)	$(0.01)	$(0.01)	$(0.01)	$(0.03)	$(0.01)

Related Party Information

The Company is party to an agreement dated March 27, 2006 with Atherton Enterprises Ltd. (“Atherton”) to provide the services of Scott Hean as Chief Financial Officer for $3,250 per month.

Manex Resource Group (“Manex”), a private company controlled by a director of the Company provided comprehensive management, administration, equipped office space and corporate development services to the Company. These services were provided in the normal course of operations for consideration established and accepted by the Company and Manex, which management believes was reasonable and cost-effective under the circumstances. Please see financial statements Note 7 for more detailed information.

Financial Conditions, Liquidity and Capital Resources

The Company has limited financial resources and finances its operations by raising capital in the equity markets. The Company will need to rely on the sale of such securities and/or enter into joint venture agreements with third parties to provide working capital and to finance its mineral property acquisition and exploration activities. Since the Company does not generate any revenue from operations, its long-term profitability will be directly related to the success of its mineral property acquisition and exploration activities.

The Company had a working capital balance of $5,203,524 as at June 30, 2008, compared to a working capital balance of $2,866,527 as at December 31, 2007 and $4,097,660 as at June 30, 2008. During the six months ended June 30, 2008, the Company raised $501,410 through the exercise of stock options and received gross proceeds of US$11,144,000 from its non-brokered private placement.

The Company spent $2,191,785 ($1,338,403 – 2007) in operations in 2008. The Company also purchased an additional $105,595 ($59,697 – 2007) in office equipment, $19,715 ($45,730 – 2007) in reclamation bonds and spent $6,651,003 ($4,230,395 – 2007) on mineral properties.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the period ended June 30, 2008

The Company’s cash and cash equivalent as at June 30, 2008 was $5,546,240 compared with $3,389,900 as of December 31, 2007 and $4,318,600 as of June 30, 2007. The Company had $1,403,265 of current liabilities compared with $1,436,220 as of December 31, 2007 and $460,363 as of June 30, 2007. The increase is the result of higher drilling expenditures during 2008.

The current obligations of the Company are expected to be funded through existing cash.

Commitments

As at June 30, 2008, the Company had the following contractual obligations:

					More than 5
	Total	Less than 1 year	1-3 years	3-5 years	years
Mineral properties (1)	$8,851,506	$662,295	$4,701,837	$1,437,777	$2,049,597
Operating Lease (2)	22,800	22,800	-	-	-
Service agreement (3) & (4)	762,000	174,000	504,000	84,000	-
Total	$9,636,306	$859,095	$5,205,837	$1,521,777	$2,049,597

1)

The Company is required to make option payments and other expenditure commitments to maintain the properties and earn its interest. Details about the mineral properties obligations were described in Note 5 of our audited financial statements December 31, 2007.

2)

The Company has committed to two operating leases for office space in Yerington, Nevada, and Kanab, Utah, in the United States; both are on a year to year basis. The combined monthly lease is US$3,800.

3)	During 2007, the Company entered into a service agreement, expiring June 30, 2010, for its Vancouver office space, administration, and corporate development at a monthly rate of $14,000.

4)

In 2007, the Company also engaged a consulting firm to provide financial and advisory services to the Company at a monthly rate of $15,000 of which $7,500 is to be paid in cash and the rest $7,500 is payable in common shares of the Company subject to regulatory approval. The agreement will expire January 2009.

Outstanding Shares, Stock Options and Share Purchase Warrants

As at July 31, 2008, 87,395,978 common shares were issued and outstanding, 1,741,250 warrants were outstanding at an exercise price of US$4.20 expiring October 17, 2009. 7,217,800 stock options were outstanding of which 5,916,200 were fully vested.

Off Balance Sheet

The Company did not enter into any off balance sheet transactions or commitments as defined by National Instrument 51 - 102.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the period ended June 30, 2008

Management’s Responsibility for Financial Information

Preparing financial statements requires management to make estimates and assumptions that affect the reported results. The estimates are based on historical experience and other assumptions that are believed to be reasonable under the circumstances. Critical accounting policies were disclosed in the annual audited financial statements.

Consistent with accepted policies of the Canadian junior mining industry, the Company capitalizes exploration expenditures. This decision, and the timing of the possible recognition of impairment in the mineral property value, can materially affect the reported earnings of the Company.

Management has prepared the information and representations in this quarterly financial report. The financial statements have been prepared to conform to generally accepted accounting principles in Canada and, where appropriate, reflect management's best estimates and judgment. The financial information presented throughout this report is consistent with the data presented in the financial statements.

The Company maintains adequate systems of internal accounting and administrative controls. These systems were designed to provide reasonable assurance that relevant and reliable financial information is produced. The independent auditors have the responsibility of auditing the annual financial statements and expressing an opinion on them.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three directors, who meet at least quarterly with management and, at least annually with the external auditors to review accounting, internal control, financial reporting, and audit matters.

Certification of Interim Filing

Based on their knowledge, the President and Chief Financial Officer of the Company have reviewed the interim filing and certified that the interim consolidated financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows. The President and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Company, and they believe:

(i)

the disclosure controls and procedures provide reasonable assurance that material information relating to the Company, including its consolidated subsidiary, are made known to them, particularly during the period in which the interim filings are being prepared; and

(ii)

the internal control over financial reporting provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Canadian generally accepted accounting principles.

Due to the small size of the Company, there is a lack of segregation of duties which is an internal control weakness. Management mitigates this risk through direct involvement of senior management in day-to-day operations. It is unlikely that this weakness can be properly addressed until the Company grows to a significant size. During the period ended June 30, 2008, no changes occurred in the Company’s internal control over financial reporting that occurred that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the period ended June 30, 2008

Changes in Accounting Policies and Recent Accounting Pronouncements

The accounting policies outlined in Note 2 of the Company’s audited financial statements for the year ended December 31, 2007, have been applied consistently for the six months ended June 30, 2008, with the exception of the initial adoption of new accounting standards as described below.

On January 1, 2008, the Company adopted the recommendations included in the following Sections of the Canadian Institute of Chartered Accountants Handbook: Section 1535, “Capital Disclosures” and Section 3862, “Financial Instruments – Disclosure.” These new accounting standards provide the quantitative and qualitative information in the financial statements to enable users to evaluate i) the significance of financial instruments to the Company’s financial position and performance, and ii) the nature and extent of risks arising from the financial instruments to which the Company is exposed as well as management’s objectives, policies and procedures for managing such risks. Additional information on the adoption of these accounting standards can be found in Note 2 to the unaudited financial statements as of June 30, 2008.

Risks and Uncertainties

The principal business of the Company is the exploration and development of mineral properties. Given the nature of the mining business, the limited extent of the Company's assets and the present stage of development, the following risk factors, among others, should be considered.

The Company does not hold any known mineral reserves of any kind and does not generate any revenues from production. The Company’s success will depend largely upon its ability to locate commercially productive mineral reserves. Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that our exploration efforts will be successful. Success in establishing reserves is a result of a number of factors, including the quality of management, the level of geological and technical expertise, the quality of land available for exploration as well as various other factors.

Once mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling and bulk sampling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. Because of these uncertainties, no assurance can be given that our exploration programs will result in the establishment or expansion of resources or reserves or the ultimate development of mining operations.

Since the Company does not generate any revenues, it may not have sufficient financial resources to undertake by itself all of its planned mineral property acquisition and exploration activities. Operations will continue to be financed primarily through the sale of securities such as common shares. The Company will need to continue its reliance on the sale of such securities for future financing, which may result in dilution to existing shareholders. Furthermore, the amount of additional funds required may not be available under favorable terms, if at all, and will depend largely on the acquisition and exploration activities pursued.

The ability to attract capital to the Company is dependent on movements in commodity prices. Commodity prices fluctuate on a daily basis and they are affected by a number of factors beyond the control of the Company. If, because of a sustained decline in prices, financing were not available to meet cash operating costs, the feasibility of continuing operations would be evaluated and if warranted, would be discontinued.

The resource industry is intensively competitive in all of its phases, and the Company competes with many other companies possessing much greater financial and technical resources. Competition is particularly intense with respect to the acquisition of desirable undeveloped properties. The principal competitive factors in the acquisition

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the period ended June 30, 2008

of prospective properties include the staff and data necessary to identify and investigate such properties, and the financial resources necessary to acquire and develop the projects. Competition could adversely affect the Company’s ability to acquire suitable prospects for exploration.

Licenses and Permits

The operations of the Company require licenses and permits from various government authorities. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations for work in progress and believes it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities or to maintain continued operations that economically justify the cost.

Forward-Looking Statements

Some of the statements contained in this MD&A are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.

Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties.

Actual results relating to, among other things, results of exploration, reclamation, capital costs, and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements for many reasons such as; changes in general economic conditions and conditions in the financial markets; changes in demand and prices for the minerals the Company expects to produce;, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; technological and operational difficulties encountered in connection with the Company’s activities; and changing foreign exchange rates and other matters discussed in this MD&A.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. Further information regarding these and other factors, which may cause results to differ materially from those projected in forward-looking statements, are included in the filings by the Company with securities regulatory authorities. The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities.